EXHIBIT 23.4

CONSENT OF LEE KEELING AND ASSOCIATES, INC.

As independent oil and gas consultants, Lee Keeling and Associates, Inc. hereby consents to the incorporation by reference in the Registration Statement on Form S-8 to be filed on or about November 18, 2011, of all references to our firm and information from our reserves report dated February 11, 2011, entitled "Estimated Reserves and Future Net Revenue Selected Interests Owned by Chesapeake Energy Corporation Constant Prices and Expenses", included in or made a part of the Chesapeake Energy Corporation Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission on March 1, 2011.

LEE KEELING AND ASSOCIATES, INC.

By: /s/ LEE KEELING AND ASSOCIATES, INC.

Tulsa, Oklahoma
November 18, 2011